Exhibit 99.7

                                                               December 16, 2003


Dear Fellow Employee,

Enclosed is a press release concerning a proposal by Blackstone Capital Partners, a leading financial investor, to launch a voluntary public offer to acquire the shares of Celanese AG. Blackstone's proposal is a clear reflection of the value we have created at Celanese over the past four years. Let us share our thinking with you:

     o Celanese is at a crossroads. We have achieved many of the short-term operational goals established during the de-merger, developed a performance culture, generated cash, improved our balance sheet, narrowed the profitability gap with our industry peers and doubled our share price. The question is, How do we accelerate implementation of our strategy?

     o We need more growth to accompany our continued operational success. Because of your productivity gains and a leaner organization structure, we have been able to make selective investments in acquisitions, capacity expansions and other growth projects. These investments, while indicative of our commitment, have been generally incremental.

     o We are well positioned to accelerate our performance. Blackstone believes this and has pledged significant capital to broaden our options for achieving growth and productivity.

What happens now? There will be a series of regulatory and company reviews of the Blackstone proposal. This will begin with an official offer document from Blackstone approved by the German authorities, which should occur end of January/beginning of February. This will be followed by a period during which shareholders will decide whether to tender their shares. We anticipate completion of the transaction in the early spring. During this process, we ask that you continue to remain focused on safety and business commitments. Our goals are every bit as challenging as they have been over the past four years, and high performance will continue to be key to our future.

We have had extensive discussions with Blackstone leaders and active internal debate. The Blackstone leaders are credible, perceptive with regard to our business, and sensitive to the needs of our employees, customers, shareholders and key constituents. We support their proposal.

We are proud that, at a time when many companies find themselves in trouble, we are in the enviable position of evaluating positive alternatives for our future.

We know that you will have questions. We hope you understand that today, we have only a proposal. Much of what you want to know is premature for decision. You can follow the speeches and question & answer session of today's press conference on our Internet/Intranet. We will keep you regularly informed of the transaction's progress. We will communicate the status of this proposal to you on a regular basis.

Thank you for everything you continue to do for Celanese.

Board of Management



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Press Information                   Celanese AG     Corporate Center
                                 Media Relations    Frankfurter StraBe 111
                                                    61476 Kronberg/Ts.
                                                    Germany

                                                    Europe:
Blackstone Capital Partners makes offer to          Michael Kraft
acquire Celanese                                    Phone: +49 (0)69/305 14072
for EUR 3.1 billion                                 Telefax: +49 (0)69/305-36784
                                                    Email: M.Kraft@celanese.com

                                                    Phillip Elliott
                                                    Phone: +49 (0)69/305-33480
                                                    Telefax: +49 (0)69/305-36784
o    Shareholders to receive EUR 32.50 per share    Email:P.Elliott@celanese.com
o    Blackstone commits to continuation of
     Celanese strategy and underlines reputation    USA:
     as friendly investor with commitment to        Vance Meyer
     management and employees                       Phone: +01 (972) 443 4847
o    Celanese AG Board of Management supports       Telefax: +01 (972) 443 8519
     Blackstone's offer
o    Largest shareholder, Kuwait Petroleum          Date: December 16, 2003
     Corporation, agrees to accept the offer


     Kronberg, Germany - (CZZ: FSE; CZ: NYSE): Blackstone Capital Partners today announced its intention to launch a voluntary public offer to acquire all of the outstanding shares of Celanese AG for a price of EUR 32.50 per share. The Celanese AG Board of Management supports this offer.

     Blackstone's offer represents a premium of 13 percent over the three month weighted average closing share price. It is above the share's all-time high closing price of EUR 31.88 and represents more than a doubling of the price since the company became public in 1999. At the offer price, Celanese's equity is valued at EUR 1,614 million, based on 49.67 million shares outstanding including the dilutive effect of stock options. Considering EUR 446 million net financial debt and EUR 1,039 million pension, retiree

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medical and related obligations as of September 30, 2003, the proposal values
Celanese at EUR 3,099 million. As part of the financing of the transaction, Blackstone has secured commitments for credit facilities which provide liquidity that can be drawn on for growth initiatives. In addition, the financial structure allows for a pre-funding of Celanese's pension obligations by the current U.S. dollar equivalent of EUR 380 million.

    Claudio Sonder, Chief Executive Officer of Celanese, said the strong share price development and Blackstone's offer reflect a focused effort on value creation. Restructuring measures coupled with extensive portfolio optimization and a focus on strong cash generation have positioned the company to consider broader growth options. "We will continue on our path to growth and productivity. We believe that Blackstone as a strong partner will provide Celanese with financial strength to realize opportunities."

    Blackstone expressed enthusiasm for the achievements of Celanese to date and the strategic and restructuring initiatives underway. They stated broad support for Celanese's strategy and management and will honor the company's commitment to positive employee relations as well as the German system of co-determination. As a financial investor, Blackstone indicated it will not assume operating responsibilities, but will work with Celanese's management team.

    Claudio Sonder: "Celanese has today reached another milestone in its short history. My colleagues on the

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Board of Management and I have examined very carefully the merits of this proposal for all stakeholders and we support it."

    The proposed offer is subject to regulatory approvals and other mostly customary conditions such as a minimum acceptance of 85 percent of the outstanding shares and the absence of any material adverse change with respect to Celanese. In accordance with German takeover law, Blackstone has four weeks to prepare an offer document describing the details of the offer to shareholders. Following review by the German regulator Bundesanstalt fur Finanzdienstleistungsaufsicht (BaFin), Blackstone intends to publish the offer document and launch the tender offer.

    At this time, the Celanese Board of Management can make only preliminary comments on the proposed offer. In accordance with German takeover law, the Celanese Board of Management and Supervisory Board will express their reasoned opinions (begrundete Stellungnahmen) to shareholders once they have received and examined the offer document.

    As of September 30, 2003, Celanese had 49.32 million shares outstanding excluding the dilutive effect of stock options, of which approximately 55 percent are held by institutional investors, 10 percent by retail investors and 6 percent by employees and retirees. The largest shareholder holding approximately 29 percent of outstanding shares, Kuwait Petroleum Corporation, declared today that it will accept the offer and tender its shares.

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Note to the editor's:
A press conference will be held by the Board of Management at 1:00 p.m. (Frankfurt time) today at the Dorint Hotel in Sulzbach, Germany. For more information please visit our website at www.celanese.com.

Celanese will also be commenting on this matter today during a conference call for investors and analysts at 4:00 p.m. (Frankfurt time)/ 10:00 a.m. (New York time). To listen in on the call, please dial in on one of the following numbers:

Europe:  ++41 610 5605
         ++49 69 2 2222 0070
         ++44 207 107 0613

U.S.     1 866 865 5144

Celanese AG (www.celanese.com) is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of five main businesses: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products. In 2002, Celanese generated sales of around EUR 4.3 billion and had 10,700 employees. The company has 24 production plants and six research centers in 10 countries mainly in North America, Europe and Asia. Celanese AG shares are listed on the Frankfurt stock exchange (stock exchange symbol CZZ) and on the New York Stock Exchange (symbol CZ).Further information

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regarding Celanese AG is available on our website: www.celanese.com. The
Blackstone Group (www.blackstone.com), a leading global investment firm, was founded in 1985. The firm has raised in excess of $25 billion for alternative asset investing since its formation, of which $ 14 billion has been raised for private equity investing, including Blackstone Capital Partners IV, the largest institutional private equity fund ever raised at $6.45 billion. Blackstone is headquartered in New York. Blackstone is advised on its European investments by offices in London and Hamburg. The latter office was recently opened to advise on investments in the German speaking and Northern European markets. Blackstone's policy is to only pursue transactions that are fully supported by management of the target company.

Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 ("The Safe Harbor Provisions"). Investors of Celanese are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in Celanese's filings with the Securities and Exchange Commission, copies of which are available from Celanese. The Safe Harbor

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Provisions have not been judicially determined to be applicable to this release to the extent it constitutes soliciting materials.

Holders of Celanese shares should read the reasoned opinions (begrundete Stellungnahmen) to be prepared by the Board of Management and the Supervisory Board in accordance with the German Securities Acquisition and Takeover Act and Celanese's solicitation/recommendation statement on Schedule 14D-9 when they become available, because such documents will contain important information about the voluntary public offer. Investors will be able to obtain for free the reasoned opinions (begrundete Stellungnahmen) and the solicitation/ recommendation statement on Schedule 14D-9 and other documents filed at the U.S. Securities and Exchange Commission at the Commission's website http://www.sec.gov. Copies of Schedule 14D-9 will also be available for free from Celanese.